Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-105813

October 29, 2003

Prospectus Supplement No. 1
To Reoffer Prospectus Dated June 9, 2003

of

SMARTIRE SYSTEMS INC.

Relating to

54,240,479 Shares of Common Stock of SmarTire Systems Inc.

This prospectus supplement supplements our reoffer prospectus dated June 9, 2003, relating to the sale by certain selling stockholders of up to 54,240,479 shares of common stock of SmarTire Systems Inc. held by or issuable to the selling stockholders, as follows:

- up to 43,076,923 shares of common stock issuable to the selling stockholders upon the conversion of principal and interest, or in payment of interest, under 7% convertible debentures;

- up to 10,769,231 shares of common stock issuable to the selling stockholders assuming the exercise of outstanding common share purchase warrants issued in connection with private placement of the convertible debentures; and

- up to 394,325 shares of common stock issuable to the selling stockholders assuming the exercise of outstanding common share purchase warrants issued in partial payment of placement fees.

You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

REDUCTION OF EXERCISE PRICE OF WARRANTS

On May 15, 2003, we issued warrants to purchase an aggregate of 10,769,231 shares of our common stock to the four purchasers of the 7% convertible debentures pursuant to Rule 506 of Regulation D under the Securities Act of 1933. As issued, each warrant was exercisable at any time during the five-year period ending on May 15, 2008, at an exercise price of $0.2645 per share (being equal to 115% of $0.23 per share, the last reported closing bid price of our common stock on May 14, 2003).

On October 27, 2003, in order to encourage early exercise of the warrants by the warrant holders, we offered to reduce the exercise price of the warrants from $0.2645 per share to $0.20 per share. The offer remains open for acceptance by the warrant holders until November 4, 2003. All other terms of the warrants, including their expiry date, are to remain the same. In consideration of the warrant holders' agreement to immediately exercise their respective warrants, we have offered to issue to the participating warrant holders one additional warrant for each warrant that is exercised. The additional warrants will be exercisable for a period of five years at an exercise price of $0.20 per share.

One of the warrant holders, Palisades Master Fund, L.P. has accepted our offer and has exercised a total of 3,290,596 outstanding warrants at the reduced exercise price of $0.20 per share. We have issued a total of 3,290,596 five-year warrants to Palisades Master Fund, exercisable at an exercise price of $0.20 per share

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.